SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

PUGET ENERGY, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

PUGET ENERGY, INC. (claimant) is a Washington corporation and has its principal executive office at 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Claimant is a holding company, which acquires and holds securities of other corporations. Claimant has the following subsidiaries:

SUBSIDIARIES OF PUGET ENERGY, INC.

A.	INFRASTRUX GROUP, INC.

A Washington corporation, formed to acquire providers of specialized contracting services, offering end-to-end network infrastructure solutions to the electric power, telecommunications, natural gas and cable television industries, including the design, installation, repair and maintenance of network infrastructure such as electrical transmission lines, natural gas pipelines, fiber optic cable and other utility distribution systems. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Infrastrux has the following subsidiaries:

1.	GI Acquisition, Inc., a Delaware corporation, was formed to hold assets acquired from General Industries of Naples, Inc. The subsidiary is currently inactive. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.
2.	Utilx Corporation, a Delaware corporation, provides specialty services to electric, telecommunications, natural gas, water, sewer, and other utilities in the United States and in certain foreign countries, and drilling equipment to contractors and other users outside of the United States. The company's primary business is the installation, replacement and restoration of underground infrastructure for power and telecommunication companies. Address: 22820 Russell Road, Kent, Washington 98032. Utilx has the following subsidiary:
a)	Utilx Line Service Corporation, a Delaware corporation, provides emergency repair, installation and maintenance services for overhead and underground electrical distribution systems. Address: 22820 Russell Road, Kent, Washington 98032.
3.	Lineal Holdings, Inc., a Delaware corporation, acquires utility infrastructure repair and construction companies. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Lineal Holdings has the following subsidiaries:
a)	Lineal Industries, Inc., a Pennsylvania corporation, provides design, installation, repair and maintenance of natural gas pipelines. Address: 3651 Steubenville Pike, McKees Rock, Pennsylvania 15136.
b)	InterCon Construction, Inc., a Wisconsin corporation, provides infrastructure services including natural gas pipeline, electric and telecommunications construction as well as large-diameter, long-length directional drilling. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719-5129. InterCon Construction, Inc. has the following subsidiary:

•	InterCon Construction Trucking, Inc., a Wisconsin corporation, is a wholly-owned trucking company of InterCon. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719-5129.
c)	Trafford Corporation, a Pennsylvania corporation, provides pipeline construction services to the natural gas industry, including proprietary turnkey pipeline installation, directional drilling, vacuum excavation, replacement and rehabilitation. Address: 550 Fifth Street Extension, Trafford, Pennsylvania 15085.
d)	Skibeck Pipeline Company, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the Eastern United States. Address: Rt. 395 Randolph-Jamestown Road, Randolph, New York, 14772.
e)	Skibeck PLC, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the Eastern United States. Address: Rt. 395 Randolph-Jamestown Road, Randolph, New York, 14772.
4.	Texas Electric Utility Construction, Inc., a Texas corporation, provides distribution oriented overhead electric construction services to electric utilities and cooperatives, and with its commercial electrician capabilities has provided underground electrical services. Address: 4613 HWY 1417 N, Sherman, Texas 75092
5.	Chapman Holding Co., Inc., a Nevada corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 3320 West Sahara Avenue, Suite 380, Las Vegas, NV 89102. Chapman Holding Co. is a 99% limited partner of the following entity:
a)	Chapman Construction Co., L.P., a Texas limited partnership, is a provider of high-voltage transmission line construction, electric substation construction and wireless transceiver station and fiber-optic system construction. Address: 10011 West University Drive, McKinney, TX 75070. Chapman Construction Co. owns a 40% interest in the following entity:
•	Brenda Perkins & Associates, L.L.C., a Texas limited liability company, which provides architectural services to Chapman Construction Co. Address: 5408 Summit Ridge Trail, Arlington, TX 76017.
6.	Chapman Construction Management Co., Inc., a Texas corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 10011 West University Drive, McKinney, TX 75070. Chapman Construction Management is a 1% general partner of Chapman Construction Co., L.P.

B.	PUGET SOUND ENERGY, INC.
A wholly-owned public utility incorporated in the State of Washington furnishing electric and gas service in a territory covering 6,000 square miles, principally in the Puget Sound region of Washington State. PSE’s utility business includes the generation, purchase, transmission, distribution and sale of electric energy plus the purchase, transportation, distribution and sale of natural gas. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Puget Sound Energy has the following subsidiaries:

SUBSIDIARIES OF PUGET SOUND ENERGY, INC.:

1.	Puget Western, Inc., a Washington corporation, is primarily involved in real estate development. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011-8200

2.	ConneXt, Inc., a Washington corporation, sold its assets to Alliance Data Systems in August of 2001 and is currently inactive. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

3.	Hydro Energy Development Corp. (HEDC) is pursuing the development of small hydroelectric generation in the Pacific Northwest. HEDC is a Washington corporation. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011-8200. HEDC has the following subsidiaries, all of which are inactive:
•	Baker Mountain Hydro, Inc., a Washington corporation, (inactive)
•	Cascade River Hydro, Inc., a Washington corporation, (inactive)
•	Calligan Hydro, Inc., a Washington corporation, (inactive)
•	Hancock Hydro, Inc., a Washington corporation, (inactive)
•	Nooksack River Hydro, Inc., a Washington corporation, (inactive)
•	Pacific Hydro, Inc., a Washington corporation, (inactive)
•	Skagit River Hydro, Inc., a Washington corporation, (inactive)
•	Skookum Hydro, Inc., a Washington corporation, (inactive)
•	Skykomish River Hydro, Inc., a Washington corporation, (inactive)
•	Snoqualmie River Hydro, Inc., a Washington corporation, (inactive)
•	Suiattle River Hydro, Inc., a Washington corporation, (inactive)
•	Warm Creek Hydro, Inc., a Washington corporation, (inactive)
•	Washington Hydro Development Corporation, a Washington corporation, (inactive)

4.	PSE Utility Solutions, Inc., a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515.

5.	GP Acquisition Corp., a Washington corporation, is a 1% General Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Encogen Northwest L.P owns and operates a 170,000 KW gas-fired cogeneration electric generation project near Bellingham, Washington.

6.	LP Acquisition Corp., a Washington corporation, is a 99% Limited Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515

7.	Puget Sound Energy Services, Inc., a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515

8.	Washington Energy Gas Marketing Company, a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515

9.	WNG Cap I, Inc., a Washington corporation, markets surplus pipeline capacity on behalf of Puget Sound Energy, Inc. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Washington and all transmission lines which deliver or receive electric energy at the borders of such State:

Claimant does not own any such utility properties. The properties of Puget Sound Energy, claimant’s only public utility subsidiary, used for the generation, transmission and distribution of energy for sale are located within Washington, Oregon and Montana and consist of the following:

A.	ELECTRIC GENERATION PLANTS:
•	Colstrip – Puget Sound Energy and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. The Company owns a 50% interest (330,000 KW) in Units 1 and 2 and a 25% interest (370,000 KW) in Units 3 and 4.
•	Encogen – a 170,000 KW natural gas-fired cogeneration facility located near Bellingham, Washington o Upper Baker River hydro project - (91,000 KW) located near Concrete, Washington
•	Lower Baker River hydro project - (71,000 KW) located in Concrete, Washington
•	White River hydro plant - (70,000 KW) located near Sumner, Washington
•	Snoqualmie Falls hydro plant - (42,000 KW) located near Snoqualmie, Washington
•	Electron hydro plant - (26,000 KW) located near Orting, Washington
•	Crystal Mountain - a standby internal combustion unit (2,750 KW) located near Crystal Mountain, Washington o Fredrickson – two dual-fuel combustion turbine units (75,000 KW each) located near Spanaway, Washington o Whitehorn – two dual-fuel combustion turbine units (75,000 KW each) located near Ferndale, Washington
•	Fredonia – two dual-fuel combustion turbine units (105,000 KW each) and two dual-fuel combustion turbine units (54,000 KW each) located near Burlington, Washington
•	Skookumchuck - small hydro project (70 KW) located near Centralia, Washington. Puget Sound Energy is a 7% owner of this project.

B.	TRANSMISSION AND DISTRIBUTION SYSTEM PROPERTIES:
Puget Sound Energy’s transmission system located in Washington, Oregon and Montana includes 495 pole miles of jointly owned 500 KV lines, 287 pole miles of 230 KV lines, and 61 pole miles of 115 KV lines. The system also has 10 transmission substations.

Distribution electric facilities include 12,337 miles of overhead lines. Underground distribution and service facilities include 8,224 miles of underground wire. Underground street lighting facilities include 467 wire miles of conductor. The system also has 337 distribution substations.

Puget Sound Energy's gas facilities include 33% ownership of the Jackson Prairie Storage Project located near Centralia, Washington.

Gastransmission lines include 7.1 miles related to the Jackson Prairie Storage Project and 1,444,038 feet of transmission mains. The distribution facilities include 55,194,167 feet of main, 56,527,728 feet of service pipe, and 478,151 regulators.

3.	The following information is for the calendar year 2001 with respect to claimant and Puget Sound Energy, claimant’s only subsidiary public utility company:

Puget Energy, Inc.: None

Puget Sound Energy, Inc.:

(a)	Number of KWH of electric energy sold (at retail or wholesale): 27,420,328,048 Number of Mcf. of Gas energy sold (at retail or wholesale): 82,162,387

(b)	None.

(c)	Number of KWH of electric energy sold at wholesale outside the State of Washington or at the State Line: 3,191,352,000

Number of Mcf of natural gas sold at wholesale outside the State of Washington or at the State Line: 52,677,586None.

(d)	Number of KWH of electric energy purchased at wholesale outside the State of Washington or at the State Line: 2,729,751,000

Number of Mcf of natural gas purchased at wholesale outside the State of Washington or at the State Line: 157,889,924

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Name:	Black Creek Hydro, Inc.

Location:	This project is situated within the boundaries of the Weyerhaeuser Snoqualmie Tree Farm on Black Creek, a tributary of the North Fork of the Snoqualmie River in King County Washington, approximately 30 miles east of Seattle and 9 miles northeast of the town of North Bend.

Business Address:	19515 North Creek Parkway, Suite 310, Bothell, WA 98011

Description:	3.7 MW run-of-the-river hydroelectric plant, consisting of a single unit 2 jet horizontal Pelton turbine. The plant interconnects via a 10-mile underground 34.5 kV transmission line with Puget Sound Energy's electrical system near Snoqualmie, Washington.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
Black Creek Hydro is a wholly owned subsidiary of Hydro Energy Development Corp., which is a wholly owned subsidiary of Puget Sound Energy, Inc.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Investment in Black Creek Hydro, Inc. as of 12/31/2001 was $7,175,649. Type of Capital: Equity Capital

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Capitalization as of 12/31/2001:
Common Stock, par value $1	$500
Additional Paid in Capital	$8,658,790
Retained earnings	$(1,483,641)
Total Capitalization as of 12/31/2001	$7,175,649
Earnings YE 12/31/2001	$(883,613)

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (2001), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organization chart is attached as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

Puget Energy, Inc.
(Name of claimant)

/s/ James W. Eldredge
By: James W. Eldredge
Corporate Secretary and Chief Accounting Officer

(CORPORATE SEAL)

Attest:

/s/ Michael J. Stranik
By: Michael J. Stranik
Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James W. Eldredge
Corporate Secretary and Chief Accounting Officer
Puget Energy
411 108th Avenue, NE 15th Floor
Bellevue, WA 98004-5515

EXHIBIT A

Puget Energy, Inc.

Consolidating Statement of Income
For the twelve months ended December 31, 2001
(In thousands)
Unaudited

Operating Revenues
 Electric
 Gas
 Other
   Total operating revenues

Operating Expense
Energy costs:
   Purchased electricity
   Purchased gas
   Electric generation fuel
   Residential/Farm exchange credit
Utility operations and maintenance
Other operations and maintenance
Depreciation & amortization
Conservation amortization
FAS-133 unrealized (gain) loss
Taxes other than federal income taxes
Federal income taxes
   Total operating expenses

Operating income

Other income (net of tax)

Income Before Interest Charges

Interest Charges

Net Income Before Cumulative
  Effect of Accounting Change

FAS-133 Tranistion Adjustment Loss
  (Net of Tax)

Net Income

Less Preferred Stock Devidends Accrual

Income for Common Stock

Common Shares Outstanding-Weighted Average

Earnings per Share Before Cumulative
  Effect of Accounting Change
Cumulative Effect of FAS-133 Accounting Change
Basic and Diluted Earnings Per Common Share
Puget Energy -- -- -- -- -- -- -- -- -- 94 -- -- -- -- (33) 61 (61) 98,487 98,426 -- 98,426 -- 98,426 -- $98,426 86,445 $1.31 (0.17) $1.14	PSE

2,352,658
815,071
32,476
3,200,205

1,406,107
537,431
281,405
(75,864)
265,789
8,546
208,720
6,493
(11,182)
208,597
75,683
2,911,725

288,480

17,053

305,533

186,403

119,130

14,749

104,381

8,413

$95,968

--

--
--
--
InfrastruX -- -- 173,786 173,786 -- -- -- -- -- 148,091 8,820 -- -- 5,817 2,356 165,084 8,702 (2,527) 6,175 3,656 2,519 -- 2,519 -- $2,519 -- -- -- --	Elimination -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- (98,487) (98,487) -- (98,487) -- (98,487) -- $(98,487) -- -- -- --	Total

2,352,658
815,071
206,262
3,373,991

1,406,107
537,431
281,405
(75,864)
265,789
156,731
217,540
6,493
(11,182)
214,414
78,006
3,076,870

297,121

14,526

311,647

190,059

121,588

14,749

106,839

8,413

$98,426

86,445

$1.31
(0.17)
$1.14

EXHIBIT A

Puget Energy, Inc.

Consolidating Balance Sheet
As of December 31, 2001
(In thousands)
Unaudited

ASSETS:
Utility Plant:
  Electric
  Gas
  Common
Less: Accumulated depreciation and amortization
   Net utility plant
Other Property and investments:
  Investment in BEP contract
  Other
   Total other property and investments
Current Assets:
  Cash
  Accounts receivable
  Less allowance for doubtful accounts
  Unbilled revenues
  Purchased gas receivable
  Materials and supplies
  Current portion of FAS-133 unrealized gain/loss
  Prepayments and other
   Total current assets
Long-Term Assets:
  Regulatory asset for deferred income taxes
  Regulatory asset for PURPA buyout costs
  FAS-133 unrealized gain
  Other
   Total long-term assets
TOTAL ASSETS
Puget Energy -- -- -- -- -- -- 52,111 52,111 -- -- -- -- -- -- -- 369 369 -- -- -- -- -- $52,480	PSE $4,167,920 1,551,439 362,670 (2,194,048) 3,887,981 54,663 95,867 150,530 82,708 280,502 (45,154) 147,008 37,228 85,318 3,315 7,405 598,330 193,016 244,635 3,317 230,029 670,997 $5,307,838	InfrastruX -- -- -- -- -- -- 166,719 166,719 9,648 46,062 (1,822) -- -- 5,015 -- 3,503 62,406 -- -- -- -- -- $229,125	Eliminiations -- -- -- -- -- -- (52,111) (52,111) -- (267) -- -- -- -- -- -- (267) -- -- -- -- -- $(52,378)	Total $4,167920 1,551,439 362,670 (2,194,048) 3,887,981 54,663 262,586 317,249 92,356 326,297 (46,976) 147,008 37,228 90,333 3,315 11,277 660,838 193,016 244,635 3,317 230,029 670,997 $5,537,065

EXHIBIT A (continued)

Puget Energy, Inc.

Consolidating Balance Sheet
As of December 31, 2001
(In thousands)
Unaudited

CAPITALIZATION AND LIABILITIES:
  Capitalization:
   Common equity
   Preferred stock
   Corporation obligated, mandatorily redeemable
    preferred securities of subsidiary trust holding
    solely junior subordinated debentures of the
    Corporation
   Long-term debt
     Total capitalization
Current Liabilities:
   Accounts payable
   Short-term debt
   Curretn maturities of long-term debt
   Taxes
   Salaries and wages
   Interest
   Current portion of FAS-133 unrealized gain/loss
   Other
     Total current liabilities
Deferred Income Taxes
FAS-133 Unrealized Gain/Loss
Other Deferred Credits
TOTAL CAPITALZATION AND LIABILITIES
PUGET ENERGY $52,246 -- -- -- -- -- 52,246 52,246 267 -- -- (33) -- -- -- -- 234 -- -- -- $52,480	PSE $1,272,802 110,662 -- -- -- 300,000 2,053,815 3,737,279 154,600 338,168 117,000 70,210 14,746 42,505 35,145 25,178 797,552 601,001 75 171,931 $5,307,838	InfrastruX $94,935 -- -- -- -- -- 73,239 168,174 12,826 10,409 2,523 531 -- -- -- 21,000 47,289 4,319 -- 9,348 $229,125	Eliminations $(52,111) -- -- -- -- -- -- (52,111) (267) -- -- -- -- -- -- -- (267) -- -- -- $(52,378)	Total $1,367,872 110,662 -- -- -- 300,000 2,127,054 3,905,588 167,426 348,577 119,523 70,708 14,746 42,505 35,145 46,178 844,808 605,315 75 181,279 $5,537,065

EXHIBIT B. ORGANIZATIONAL CHART

I.	Puget Energy, Inc.
1.	Puget Sound Energy, Inc.
A.	ConneXt, Inc.
B.	Hydro Energy Development Corp.
•	Black Creek Hydro, Inc.
•	Baker Mountain Hydro, Inc.
•	Cascade River Hydro, Inc.
•	Calligan Hydro, Inc.
•	Hancock Hydro, Inc.
•	Nooksack River Hydro, Inc.
•	Pacific Hydro, Inc.
•	Skagit River Hydro, Inc
•	Skookum Hydro, Inc.
•	Skykomish River Hydro, Inc.
•	Snoqualmie River Hydro, Inc
•	Suiattle River Hydro, Inc.
•	Warm Creek Hydro, Inc.
•	Washington Hydro Development Corporation
C.	GP Acquisition Corp.
•	Encogen Northwest, L.P.
D.	GP Acquisition Corp.
•	Encogen Northwest, L.P.
E.	Puget Sound Energy Services, Inc.
F.	PSE Utility Solutions, Inc.
G.	Puget Western
H.	Washington Energy Gas Marketing Company
I.	WNG Cap I, Inc.

2.	InfrastruX Group, Inc.
A.	GI Acquisition, Inc.
B.	Utilx Corporation
•	Utilx Line Service Corporation
C.	Lineal Holdings, Inc.
•	Lineal Industries, Inc.
•	InterCon Construction, Inc.
•	Intercon Construction Trucking, Inc.
•	Skibeck Pipeline Company, Inc.
•	Skibeck PLC, Inc.
•	Trafford Corporation
D.	Texas Electric Utility Construction, Inc.
E.	Chapman Holding Co., Inc.
•	Chapman Construction Co., L.P.
•	Brenda Perkins & Associates (40% interest)
F.	Chapman Construction Management Co., Inc.
•	Chapman Construction Co., L.P.